Exhibit 10.1

SECURITIES PURCHASE AGREEMENT

This Securities Purchase Agreement (this “Agreement”) is dated as of February 10, 2025, between Innoviz Technologies Ltd., a company organized under the laws of the State of Israel (the “Company”), and each purchaser identified on the signature pages hereto (each, including its successors and assigns, a “Purchaser” and collectively the “Purchasers”).

WHEREAS, subject to the terms and conditions set forth in this Agreement and pursuant to an effective registration statement under the Securities Act (as defined below), the Company desires to issue and sell to each Purchaser, and each Purchaser, severally and not jointly, desires to purchase from the Company, securities of the Company as more fully described in this Agreement.

NOW, THEREFORE, IN CONSIDERATION of the mutual covenants contained in this Agreement, and for other good and valuable consideration the receipt and adequacy of which are hereby acknowledged, the Company and each Purchaser agree as follows:

ARTICLE I.
DEFINITIONS

1.1          Definitions.  In addition to the terms defined elsewhere in this Agreement, for all purposes of this Agreement, the following terms have the meanings set forth in this Section 1.1:

“Affiliate” means any Person that directly or indirectly is controlled by, controlling or under common control with a Person, as such terms are used in and construed under Rule 405 under the Securities Act.

“Board of Directors” means the board of directors of the Company.

“Business Day” means any day other than Saturday, Sunday or other day on which commercial banks in The City of New York are authorized or required by law to remain closed; provided, however, for clarification, commercial banks shall not be deemed to be authorized or required by law to remain closed due to “stay at home”, “shelter-in-place”, “non-essential employee”  or any other similar orders or restrictions or the closure of any physical branch locations at the direction of any governmental authority so long as the electronic funds transfer systems (including for wire transfers) of commercial banks in The City of New York generally are open for use by customers on such day.

“Closing” means the closing of the purchase and sale of the Securities pursuant to Section 2.1.

“Closing Date” means the Trading Day on which all of the Transaction Documents have been executed and delivered by the applicable parties thereto, and all conditions precedent to (i) the Purchasers’ obligations to pay the Subscription Amount and (ii) the Company’s obligations to deliver the Securities, in each case, have been satisfied or waived, but in no event later than the first (1st) Trading Day following the date hereof (or the second (2nd) Trading Day following the date hereof if this Agreement is signed on a day that is not a Trading Day or after 4:00 p.m. (New York City time) and before midnight (New York City time) on a Trading Day).

 “Commission” means the United States Securities and Exchange Commission.

“Company Israel Counsel” means Naschitz, Brandes, Amir & Co., with offices located at 5 Tuval Street, Tel Aviv 6789717, Israel.

“Company U.S. Counsel” means Latham & Watkins LLP, with offices located at 811 Main Street, Suite 3700, Houston, Texas 77002.

“Disclosure Schedules” means the Disclosure Schedules of the Company delivered concurrently herewith.

“Disclosure Time” means, (i) if this Agreement is signed on a day that is not a Trading Day or after 9:00 a.m. (New York City time) and before midnight (New York City time) on any Trading Day, 9:01 a.m. (New York City time) on the Trading Day immediately following the date hereof, unless otherwise instructed as to an earlier time by the Placement Agent, and (ii) if this Agreement is signed between midnight (New York City time) and 9:00 a.m. (New York City time) on any Trading Day, no later than 9:01 a.m. (New York City time) on the date hereof, unless otherwise instructed as to an earlier time by the Placement Agent.

“EGS” means Ellenoff Grossman & Schole LLP, with offices located at 1345 Avenue of the Americas, New York, New York 10105-0302.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Exempt Issuance” means the issuance of (a) Ordinary Shares, options, restricted share units or performance share units to employees, officers or directors of the Company pursuant to the Company’s 2021 Share Incentive Plan, or any other share or option plan duly adopted for such purpose, by a majority of the non-employee members of the Board of Directors, by a majority of the members of the Compensation Committee of the Board of Directors or by a majority of members of a committee of non-employee directors established for such purpose for services rendered to the Company, (b) securities upon the exercise or exchange of or conversion of any Securities issued hereunder and/or other securities exercisable or exchangeable for or convertible into Ordinary Shares issued and outstanding on the date of this Agreement, provided that such securities have not been amended since the date of this Agreement to increase the number of such securities or to decrease the exercise price, exchange price or conversion price of such securities (other than in connection with share splits or combinations) or to extend the term of such securities, (c) securities issued pursuant to acquisitions or strategic transactions approved by a majority of the disinterested directors of the Company, provided that such securities are issued as “restricted securities” (as defined in Rule 144) and carry no registration rights that require or permit the filing of any registration statement in connection therewith during the prohibition period in Section 4.11(a) herein, and provided that any such issuance shall only be to a Person (or to the equityholders of a Person) which is, itself or through its subsidiaries, an operating company or an owner of an asset in a business synergistic with the business of the Company and shall provide to the Company additional benefits in addition to the investment of funds, but shall not include a transaction in which the Company is issuing securities primarily for the purpose of raising capital or to an entity whose primary business is investing in securities and (d) any Ordinary Shares or any security convertible into or exercisable for Ordinary Shares issued by the Company in connection with a transaction with an unaffiliated third party that includes a bona fide commercial relationship (including joint ventures, marketing or distribution arrangements, collaboration agreements or intellectual property license agreements); provided in the case of this clause (d) that such securities are issued as “restricted securities” (as defined in Rule 144) and carry no registration rights that require or permit the filing of any registration statement in connection therewith during the prohibition period in Section 4.11(a) herein; provided further that in the case of this clause (d), the aggregate number of Ordinary Shares that the Company may issue or agree to issue pursuant to this clause (d) shall not exceed 2% of the total number of Ordinary Shares issued and outstanding immediately following the completion of the transactions contemplated by this Agreement.

“FCPA” means the Foreign Corrupt Practices Act of 1977, as amended.

“Liens” means a lien, charge, pledge, security interest, encumbrance, right of first refusal, preemptive right or other restriction.

“Lock-Up Agreement” means the Lock-Up Agreement, dated as of the date hereof, by and among the Company and the directors and officers of the Company, in the form of Exhibit B attached hereto.

“Ordinary Share Equivalents” means any securities of the Company or the Subsidiaries which would entitle the holder thereof to acquire at any time Ordinary Shares, including, without limitation, any debt, preferred share, right, option, warrant or other instrument that is at any time convertible into or exercisable or exchangeable for, or otherwise entitles the holder thereof to receive, Ordinary Shares.

“Ordinary Shares” means the ordinary shares of the Company, no nominal value per share, and any other class of securities into which such securities may hereafter be reclassified or changed.

“Ordinary Warrant Shares” means the Ordinary Shares issuable upon exercise of the Ordinary Warrants.

“Ordinary Warrants” means, collectively, the Ordinary Share purchase warrants delivered to the Purchasers at the Closing in accordance with Section 2.2(a) hereof, which Ordinary Warrants shall be exercisable immediately and have a term of exercise equal to five (5) years, in the form of Exhibit A attached hereto.

“Per Share Purchase Price” equals $1.39, subject to adjustment for reverse and forward share splits, share dividends, share combinations and other similar transactions of the Ordinary Shares that occur after the date of this Agreement.

“Person” means an individual or corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government (or an agency or subdivision thereof) or other entity of any kind.

“Placement Agent” means WestPark Capital, Inc.

“Proceeding” means an action, claim, suit, investigation or proceeding (including, without limitation, an informal investigation or partial proceeding, such as a deposition), whether commenced or threatened.

“Prospectus” means the final base prospectus filed for the Registration Statement, including the documents incorporated by reference therein.

“Prospectus Supplement” means the supplement to the Prospectus complying with Rule 424(b) of the Securities Act that is filed with the Commission and delivered by the Company to each Purchaser at the Closing, including the documents incorporated by reference therein.

“Registration Statement” means the registration statement on Form F-3 (File No. 333-267646) which registers the sale of the Securities to the Purchasers.

“Rule 144” means Rule 144 promulgated by the Commission pursuant to the Securities Act, as such Rule may be amended or interpreted from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same purpose and effect as such Rule.

“Rule 424” means Rule 424 promulgated by the Commission pursuant to the Securities Act, as such Rule may be amended or interpreted from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same purpose and effect as such Rule.

“Securities” means the Shares, the Warrants and the Warrant Shares.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Shares” means the Ordinary Shares issued or issuable to each Purchaser pursuant to this Agreement.

“Short Sales” means all “short sales” as defined in Rule 200 of Regulation SHO under the Exchange Act (but shall not be deemed to include locating and/or borrowing of Ordinary Shares).

 “Subscription Amount” means, as to each Purchaser, the aggregate amount to be paid for Shares and Warrants purchased hereunder as specified below such Purchaser’s name on the signature page of this Agreement and next to the heading “Subscription Amount,” in United States dollars and in immediately available funds.

“Subsidiary” means any significant subsidiary of the Company (as defined in Rule 1.02 of Regulation S-X under the Securities Act), and shall, where applicable, also include any direct or indirect significant subsidiary of the Company (as defined in Rule 1.02 of Regulation S-X under the Securities Act) formed or acquired after the date hereof.

“Trading Day” means any weekday on which the principal Trading Market is open for trading. If the Ordinary Shares are not listed or admitted for trading, “Trading Day” means any day except any Saturday, any Sunday, any day which is a federal legal holiday in the United States or any day on which banking institutions in New York City are authorized or required by law or other governmental action to close.

“Trading Market” means the Nasdaq Capital Market or any of the following markets or exchanges on which the Ordinary Shares are listed or quoted for trading on the date in question: the NYSE American, the Nasdaq Global Select Market, the Nasdaq Global Market, the New York Stock Exchange, OTCQB or OTCQX (or any successors to any of the foregoing).

“Transaction Documents” means this Agreement, the Lock-Up Agreement, the Warrants, all exhibits and schedules thereto and hereto and any other documents or agreements executed in connection with the transactions contemplated hereunder.

“Transfer Agent” means Equiniti Trust Company, located at 55 Challenger Road, Ridgefield Park, NJ 07660, and any successor transfer agent of the Company.

“Warrant Shares” means the Ordinary Warrant Shares.

“Warrants” means the Ordinary Warrants.

ARTICLE II.
PURCHASE AND SALE

2.1          Closing.  On the Closing Date, upon the terms and subject to the conditions set forth herein, the Company agrees to sell, and the Purchasers, severally and not jointly, agree to purchase, up to an aggregate of $ $39,999,999.42 of Shares and Ordinary Warrants.  Each Purchaser’s Subscription Amount as set forth on the signature page hereto executed by such Purchaser shall be made available for “Delivery Versus Payment” (“DVP”) settlement with the Company or its designee. The Company shall deliver to each Purchaser its respective Shares and an Ordinary Warrant as determined pursuant to Section 2.2(a), and the Company and each Purchaser shall deliver the other items set forth in Section 2.2 deliverable at the Closing.  Upon satisfaction of the covenants and conditions set forth in Sections 2.2 and 2.3, the Closing shall take place remotely by electronic transfer of the Closing documentation.  Unless otherwise directed by the Placement Agent, settlement of the Shares shall occur via DVP (i.e., on the Closing Date, the Company shall issue the Shares registered in the Purchasers’ names and addresses and released by the Transfer Agent directly to the account(s) at the Placement Agent identified by each Purchaser; upon receipt of such Shares, the Placement Agent shall promptly electronically deliver such Shares to the applicable Purchaser, and payment therefor shall be made by the Placement Agent (or its clearing firm) by wire transfer to the Company). Notwithstanding anything herein to the contrary, if at any time on or after the time of execution of this Agreement by the Company and an applicable Purchaser, through, and including the time immediately prior to the Closing (the “Pre-Settlement Period”), such Purchaser sells to any Person all, or any portion, of the Shares to be issued hereunder to such Purchaser at the Closing (collectively, the “Pre-Settlement Shares”), such Purchaser shall, automatically hereunder (without any additional required actions by such Purchaser or the Company), be deemed to be unconditionally bound to purchase, and the Company shall be deemed to unconditionally bound to sell, such Pre-Settlement Shares at the Closing; provided, that the Company shall not be required to deliver any Pre-Settlement Shares to such Purchaser prior to the Company’s receipt of the purchase price of such Pre-Settlement Shares hereunder; and provided further that the Company hereby acknowledges and agrees that the forgoing shall not constitute a representation or covenant by such Purchaser as to whether or not during the Pre-Settlement Period such Purchaser shall sell any Ordinary Shares to any Person and that any such decision to sell any Ordinary Shares by such Purchaser shall solely be made at the time such Purchaser elects to effect any such sale, if any.

2.2          Deliveries.

(a)          On or prior to the Closing Date (except as indicated below), the Company shall deliver or cause to be delivered to each Purchaser the following:

(i)          this Agreement duly executed by the Company;

(ii)          a legal opinion of Company Israel Counsel, in a form reasonably acceptable to the Purchasers and Placement Agent;

(iii)          a legal opinion of Company U.S. Counsel, in a form reasonably acceptable to the Purchasers and Placement Agent;

(iv)          subject to Section 2.1, the Company shall have provided each Purchaser with the Company’s wire instructions, on Company letterhead and executed by the Chief Executive Officer or Chief Financial Officer;

(v)          subject to Section 2.1, a copy of the irrevocable instructions to the Transfer Agent instructing the Transfer Agent to deliver on an expedited basis via The Depository Trust Company Deposit or Withdrawal at Custodian system (“DWAC”) Shares equal to such Purchaser’s Subscription Amount divided by the Per Share Purchase Price, registered in the name of such Purchaser;

(vi)          an Ordinary Warrant registered in the name of such Purchaser to purchase up to a number of Ordinary Shares equal to 80% of such Purchaser’s Shares, with an exercise price equal to $1.69, subject to adjustment therein;

(vii)          on the date hereof, the duly executed Lock-Up Agreements; and

(viii)          the Prospectus and Prospectus Supplement (which may be delivered in accordance with Rule 172 under the Securities Act).

(b)          On or prior to the Closing Date, each Purchaser shall deliver or cause to be delivered to the Company the following:

(i)          this Agreement duly executed by such Purchaser; and

(ii)          such Purchaser’s Subscription Amount, which shall be made available for “Delivery Versus Payment” settlement with the Company or its designee.

2.3          Closing Conditions.

(a)          The obligations of the Company hereunder in connection with the Closing are subject to the following conditions being met:

(i)          the accuracy in all material respects (or, to the extent representations or warranties are qualified by materiality, in all respects) on the Closing Date of the representations and warranties of the Purchasers contained herein (unless as of a specific date therein in which case they shall be accurate in all material respects (or, to the extent representations or warranties are qualified by materiality, in all respects) as of such date);

(ii)          all obligations, covenants and agreements of each Purchaser required to be performed at or prior to the Closing Date shall have been performed; and

(iii)          the delivery by each Purchaser of the items set forth in Section 2.2(b) of this Agreement.

(b)          The respective obligations of the Purchasers hereunder in connection with the Closing are subject to the following conditions being met:

(i)          the accuracy in all material respects (or, to the extent representations or warranties are qualified by materiality or Material Adverse Effect, in all respects) when made and on the Closing Date of the representations and warranties of the Company contained herein (unless as of a specific date therein in which case they shall be accurate in all material respects or, to the extent representations or warranties are qualified by materiality or Material Adverse Effect, in all respects) as of such date);

(ii)          all obligations, covenants and agreements of the Company required to be performed at or prior to the Closing Date shall have been performed in all material respects;

(iii)          the delivery by the Company of the items set forth in Section 2.2(a) of this Agreement;

(iv)          there shall have been no Material Adverse Effect with respect to the Company; and

(v)          from the date hereof to the Closing Date, trading in the Ordinary Shares shall not have been suspended by the Commission or the Company’s principal Trading Market, and, at any time prior to the Closing Date, trading in securities generally as reported by Bloomberg L.P. shall not have been suspended or limited, or minimum prices shall not have been established on securities whose trades are reported by such service, or on any Trading Market, nor shall a banking moratorium have been declared either by the United States or New York State authorities nor shall there have occurred any material outbreak or escalation of hostilities or other national or international calamity of such magnitude in its effect on, or any material adverse change in, any financial market which, in each case, in the reasonable judgment of such Purchaser, makes it impracticable or inadvisable to purchase the Securities at the Closing.

ARTICLE III.
REPRESENTATIONS AND WARRANTIES

3.1          Representations and Warranties of the Company.  Except as set forth in the Disclosure Schedules, which Disclosure Schedules shall be deemed a part hereof and shall qualify any representation made herein to the extent of the disclosure contained in the corresponding section of the Disclosure Schedules, the Company hereby makes the following representations and warranties to each Purchaser:

(a)          Organization and Qualification; Subsidiaries.  The Company and each of its Subsidiaries has been (i) duly organized and is validly existing and in good standing (where such concept exists) under the laws of its jurisdiction of organization, with power and authority (corporate and other) to own its properties and conduct its business as described in the SEC Reports, and (ii) duly qualified as a foreign corporation for the transaction of business and is in good standing (where such concept exists) under the laws of each other jurisdiction in which it owns or leases properties or conducts any business so as to require such qualification, except, in the case of this clause (ii), where the failure to be so qualified or in good standing would not, individually or in the aggregate, have a Material Adverse Effect; and each Subsidiary of the Company has been listed in the SEC Reports. The Company is not currently designated as a “breaching company” (within the meaning of the Israeli Companies Law, 5759-1999, as amended (the “Companies Law”)) by the Registrar of the Companies of the State of Israel and there is no basis for such designation. The articles of association, certificate of incorporation and by-laws (and other applicable organizational documents) of the Company and each of its Subsidiaries comply with the requirements of applicable law in its jurisdiction of incorporation and are in full force and effect;

(b)          Status.  Neither the Company nor any of its Subsidiaries has, since the date of the latest financial statements included in the SEC Reports, (i) sustained any material loss or interference with its business from fire, explosion, flood or other calamity, whether or not covered by insurance, or from any labor dispute or court or governmental action, order or decree or (ii) entered into any transaction or agreement (whether or not in the ordinary course of business) that is material to the Company and its subsidiaries taken as a whole or incurred any liability or obligation, direct or contingent, that is material to the Company and its subsidiaries taken as a whole, in each case otherwise than as set forth or contemplated in the SEC Reports; and, since the respective dates as of which information is given in the SEC Reports, there has not been (x) any change in the share capital (other than as a result of (i) the granting, vesting, exercise or settlement, if any, of share options or any restricted share units, or the award, if any, of share options or restricted share units in the ordinary course of business pursuant to the Company’s equity plans that are described in the SEC Reports or (ii) the issuance, if any, of Ordinary Shares upon conversion of Company securities as described in the SEC Reports) or long term debt of the Company or any of its subsidiaries or (y) any Material Adverse Effect (as defined below); as used in this Agreement, “Material Adverse Effect” shall mean any material adverse change or effect, or any development involving a prospective material adverse change or effect, in or affecting (i) the business, properties, general affairs, management, financial position, shareholders’ equity or results of operations of the Company and its subsidiaries, taken as a whole, except as set forth or contemplated in the Prospectus, or (ii) the ability of the Company to perform its obligations under this Agreement, including the issuance and sale of the Securities, or to consummate the transactions contemplated in this Agreement.

(c)          Authorization; Enforcement.  The Company has the requisite corporate power and authority to enter into and to consummate the transactions contemplated by this Agreement and each of the other Transaction Documents and otherwise to carry out its obligations hereunder and thereunder.  The execution and delivery of this Agreement and each of the other Transaction Documents by the Company and the consummation by it of the transactions contemplated hereby and thereby have been duly authorized by all necessary action on the part of the Company and no further action is required by the Company, the Board of Directors or the Company’s shareholders in connection herewith or therewith other than in connection with the Required Approvals.  This Agreement and each other Transaction Document to which it is a party has been (or upon delivery will have been) duly executed by the Company and, when delivered in accordance with the terms hereof and thereof, will constitute the valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except (i) as limited by general equitable principles and applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies and (iii) insofar as indemnification and contribution provisions may be limited by applicable law.

(d)          No Conflicts.  The issue and sale of the Securities and the compliance by the Company with this Agreement and the consummation of the transactions contemplated in this Agreement and the Prospectus will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, (i) any indenture, mortgage, deed of trust, loan agreement, lease or other agreement or instrument to which the Company or any of its subsidiaries is a party or by which the Company or any of its subsidiaries is bound or to which any of the property or assets of the Company or any of its subsidiaries is subject, (ii) the articles of association, certificate of incorporation or by-laws (or other applicable organizational documents) of the Company or any of its subsidiaries, or (iii) any law or statute or any judgment, order, rule or regulation of any court or governmental agency or body having jurisdiction over the Company or any of its subsidiaries or any of their properties, except, in the case of clauses (i) or (iii) for such defaults, breaches, or violations that would not, individually or in the aggregate, have a Material Adverse Effect.

(e)          Filings, Consents and Approvals.  The Company is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority or other Person in connection with the execution, delivery and performance by the Company of the Transaction Documents, other than: (i) the filings required pursuant to Section 4.4 of this Agreement, (ii) the filing with the Commission of the Prospectus Supplement, (iii) application(s) to each applicable Trading Market for the listing of the Shares and Warrant Shares for trading thereon in the time and manner required thereby, (iv) the approval by the Financial Industry Regulatory Authority, Inc. (“FINRA”) of the terms and arrangements of the offering, (v) such consents, approvals, authorizations, registrations or qualifications as may be required under state securities or Blue Sky laws in connection with the purchase of the Securities by the Purchasers and (iv) such filings as are required to be made under applicable state securities laws or the laws of State of Israel (collectively, the “Required Approvals”).

(f)          Issuance of the Securities; Registration.  The Securities have been duly and validly authorized and, when issued and paid for in accordance with the applicable Transaction Documents, will be duly and validly issued, fully paid and nonassessable, free and clear of all Liens imposed by the Company.  The Warrant Shares, when issued in accordance with the terms of the Warrants, will be validly issued, fully paid and nonassessable, free and clear of all Liens imposed by the Company.  The Company has reserved from its duly authorized share capital the maximum number of Ordinary Shares issuable pursuant to this Agreement and the Warrants. The Company has prepared and filed the Registration Statement in conformity with the requirements of the Securities Act, which became effective on October 11, 2022 (the “Effective Date”), including the Prospectus, and such amendments and supplements thereto as may have been required to the date of this Agreement.  The Registration Statement is effective under the Securities Act and no stop order preventing or suspending the effectiveness of the Registration Statement or suspending or preventing the use of the Prospectus has been issued by the Commission and no proceedings for that purpose have been instituted or, to the knowledge of the Company, are threatened by the Commission.  The Company, if required by the rules and regulations of the Commission, shall file the Prospectus with the Commission pursuant to Rule 424(b).  At the time the Registration Statement and any amendments thereto became effective, at the date of this Agreement and at the Closing Date, the Registration Statement and any amendments thereto conformed and will conform in all material respects to the requirements of the Securities Act and did not and will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading; and the Prospectus and any amendments or supplements thereto, at the time the Prospectus or any amendment or supplement thereto was issued and at the Closing Date, conformed and will conform in all material respects to the requirements of the Securities Act and did not and will not contain an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The Company was at the time of the filing of the Registration Statement eligible to use Form F-3. The Company is eligible to use Form F-3 under the Securities Act and it meets the transaction requirements, as set forth in General Instruction I.B.1 of Form F-3.

(g)          Capitalization.  The Company has an authorized capitalization as set forth in the Schedule 3.1(g) and all of the issued and outstanding shares of the Company have been duly and validly authorized and issued and are fully paid and non-assessable, have been issued in compliance with the Companies Law and the Israeli Securities Law, 5728-1968, as amended, and the regulations promulgated thereunder (collectively, the “Israeli Securities Law”), and conform to the description of the ordinary shares contained in the SEC Reports; all of the issued shares of each Subsidiary of the Company have been duly and validly authorized and issued, are fully paid and non-assessable and (except, in the case of any non-U.S. subsidiary, for directors’ qualifying shares) are owned directly or indirectly by the Company, free and clear of all liens, encumbrances, equities or claims, except for such liens or encumbrances as set forth on Schedule 3.1(g); other than as set forth on Schedule 3.1(g), there are no options, warrants, agreements, contracts or other rights in existence to purchase or acquire from the Company any shares of the share capital of the Company; the Securities to be issued and sold by the Company to the Purchasers hereunder have been duly and validly authorized and, when issued and delivered against payment therefor as provided herein, will be duly and validly issued and fully paid and non-assessable and will conform to the description of the ordinary shares contained in the SEC Reports; the issuance of the Securities is not subject to any preemptive or similar rights; the description of the Company’s share option, share bonus and other share plans or arrangements (the “Company Share Plans”), and the options and other equity incentive awards or other rights granted thereunder (collectively, the “Options”), set forth in the SEC Reports accurately and fairly presents the information required to be shown with respect to such plans, arrangements, options and rights; each grant of an Option (A) was duly authorized no later than the date on which the grant of such Option was by its terms to be effective by all necessary corporate action, including, as applicable, approval by the board of directors of the Company (or a duly constituted and authorized committee thereof) and any required shareholder approval by the necessary number of votes or written consents, and the award agreement governing such grant (if any) was duly executed and delivered by each party thereto, (B) that was intended to qualify for either the “capital gains track” or the “employment income track” of Section 102 of the Israeli Income Tax Ordinance (New Version), 5721-1961, and the rules and regulations promulgated thereunder, so qualifies as was indicated with respect to each such Option at the date that such Option was granted, and (C) was made in accordance with the terms of the applicable Company Share Plan and applicable laws and regulatory rules or requirements, including all applicable federal and Israeli securities laws. The issuance and sale of the Securities will not obligate the Company or any Subsidiary to issue Ordinary Shares or other securities to any Person (other than the Purchasers). There are no outstanding securities or instruments of the Company or any Subsidiary with any provision that adjusts the exercise, conversion, exchange or reset price of such security or instrument upon an issuance of securities by the Company or any Subsidiary. There are no outstanding securities or instruments of the Company or any Subsidiary that contain any redemption or similar provisions, and there are no contracts, commitments, understandings or arrangements by which the Company or any Subsidiary is or may become bound to redeem a security of the Company or such Subsidiary. The Company does not have any stock appreciation rights or “phantom stock” plans or agreements or any similar plan or agreement.

(h)          SEC Reports; Financial Statements.  The Company has filed all reports, schedules, forms, statements and other documents required to be filed by the Company under the Securities Act and the Exchange Act, including pursuant to Section 13(a) or 15(d) thereof, for the two years preceding the date hereof (or such shorter period as the Company was required by law or regulation to file such material) (the foregoing materials, including the exhibits thereto and documents incorporated by reference therein, together with the Prospectus and the Prospectus Supplement, being collectively referred to herein as the “SEC Reports”) on a timely basis or has received a valid extension of such time of filing and has filed any such SEC Reports prior to the expiration of any such extension.  As of their respective dates, the SEC Reports complied in all material respects with the requirements of the Securities Act and the Exchange Act, as applicable, and none of the SEC Reports, when filed, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The Company has never been an issuer subject to Rule 144(i) under the Securities Act. The financial statements included in the SEC Reports, together with the related schedules and notes, present fairly in all material respects, the financial position of the Company and its subsidiaries at the dates indicated and the statement of operations, shareholders’ equity and cash flows of the Company and its subsidiaries for the periods specified; said financial statements have been prepared in conformity with GAAP applied on a consistent basis throughout the periods involved. The supporting schedules, if any, present fairly in all material respects in accordance with GAAP the information required to be stated therein. Except as included therein, no historical or pro forma financial statements or supporting schedules are required to be included in the Registration Statement or the Prospectus under the Act or the rules and regulations promulgated thereunder. All disclosures contained in the SEC Reports regarding “non-GAAP financial measures” (as such term is defined by the rules and regulations of the Commission) comply with Regulation G of the Exchange Act and Item 10 of Regulation S-K of the Securities Act, to the extent applicable.

(i)          Material Changes.  Other than as set forth in the SEC Reports, neither the Company nor any of its Subsidiaries has, since the date of the latest audited financial statements included in the SEC Reports, (i) sustained any material loss or interference with its business from fire, explosion, flood or other calamity, whether or not covered by insurance, or from any labor dispute or court or governmental action, order or decree or (ii) entered into any transaction or agreement (whether or not in the ordinary course of business) that is material to the Company and its Subsidiaries taken as a whole or incurred any liability or obligation, direct or contingent, that is material to the Company and its Subsidiaries taken as a whole, in each case otherwise than as set forth or contemplated in the SEC Reports; and, since the respective dates as of which information is given in the SEC Reports, there has not been (x) any change in the share capital (other than as a result of (A) the granting, vesting, exercise or settlement, if any, of share options or any restricted share units, or the award, if any, of share options or restricted share units in the ordinary course of business pursuant to the Company’s equity plans that are described in the SEC Reports or (B) the issuance, if any, of Ordinary Shares upon conversion of Company securities as described in the SEC Reports) or long term debt of the Company or any of its Subsidiaries or (y) any Material Adverse Effect.

(j)          Litigation.  Other than as set forth on Schedule 3.1(j), there are no legal, governmental or regulatory investigations, actions, demands, claims, suits, arbitrations, inquiries or proceedings (“Actions”) pending to which the Company or any of its Subsidiaries or, to the Company’s knowledge, any officer or director of the Company or any of its Subsidiaries is a party or of which any property or assets of the Company or any of its Subsidiaries or, to the Company’s knowledge, any officer or director of the Company or any of its Subsidiaries is the subject which, if determined adversely to the Company or any of its Subsidiaries (or such officer or director), would individually or in the aggregate have a Material Adverse Effect; and, to the Company’s knowledge, no such Actions are threatened or contemplated by governmental authorities or others.  No proceedings have been instituted in the State of Israel for the dissolution of the Company.

(k)          Labor Relations.  No labor dispute exists or, to the knowledge of the Company, is imminent with respect to any of the employees of the Company, which could reasonably be expected to result in a Material Adverse Effect.  None of the Company’s or its Subsidiaries’ employees is a member of a union that relates to such employee’s relationship with the Company or such Subsidiary, and neither the Company nor any of its Subsidiaries is a party to a collective bargaining agreement, and the Company and its Subsidiaries believe that their relationships with their employees are good.  To the knowledge of the Company, no executive officer of the Company or any Subsidiary, is, or is now expected to be, in violation of any material term of any employment contract, confidentiality, disclosure or proprietary information agreement or non-competition agreement, or any other contract or agreement or any restrictive covenant in favor of any third party, and the continued employment of each such executive officer does not subject the Company or any of its Subsidiaries to any liability with respect to any of the foregoing matters.  The Company and its Subsidiaries are in compliance with all U.S. federal, state, local and foreign laws and regulations relating to employment and employment practices, terms and conditions of employment and wages and hours, except where the failure to be in compliance could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(l)          Compliance.  Neither the Company nor any of its Subsidiaries is (i) in violation of its articles of association, certificate of incorporation or by-laws (or other applicable organizational document), (ii) in violation of any statute or any judgment, order, rule or regulation of any court or governmental agency or body having jurisdiction over the Company or any of its subsidiaries or any of their properties, or (iii) in default in the performance or observance of any obligation, agreement, covenant or condition contained in any indenture, mortgage, deed of trust, loan agreement, lease or other agreement or instrument to which it is a party or by which it or any of its properties may be bound, except, in the case of the foregoing clauses (ii) and (iii), for such defaults as would not, individually or in the aggregate, have a Material Adverse Effect.

(m)          Environmental Laws.  Each of the Company and its subsidiaries (i) is in compliance with all, and has not violated any, laws, regulations, ordinances, rules, orders, judgments, decrees, permits or other legal requirements of any governmental authority, including, without limitation, any international, national, state, provincial, regional, or local authority, relating to the protection of human health or safety, the environment, or natural resources, or to hazardous or toxic substances or wastes, pollutants or contaminants (“Environmental Laws”) applicable to the Company or its subsidiaries (as the case may be), which compliance includes, without limitation, obtaining, maintaining and complying with all permits and authorizations and approvals required by Environmental Laws to conduct its business, and (ii) has not received written notice of any actual or alleged violation of Environmental Laws, or of any potential liability for or other obligation concerning the presence, disposal or release of hazardous or toxic substances or wastes, pollutants or contaminants, except in the case of (i) and (ii) where the failure to comply or the potential liability or obligation would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. (A) There are no proceedings that are pending against the Company or any of its subsidiaries under Environmental Laws in which a governmental authority is also a party and (B) the Company is not aware of any non-compliance with Environmental Laws, or liabilities under Environmental Laws, which would reasonably be expected to have a Material Adverse Effect.

(n)          Regulatory Permits.  The Company and the Subsidiaries possess all certificates, authorizations and permits issued by the appropriate federal, state, local or foreign regulatory authorities necessary to conduct their respective businesses as described in the SEC Reports, except where the failure to possess such permits could not reasonably be expected to result in a Material Adverse Effect (“Material Permits”), and neither the Company nor any Subsidiary has received any notice of proceedings relating to the revocation or modification of any Material Permit.

(o)          Title to Assets.  The Company and its subsidiaries do not own any real property. The Company and its subsidiaries have good and marketable title to all personal property (other than with respect to Intellectual Property, title to which is addressed exclusively in Section 3(p) below) owned by them, in each case free and clear of all security interests, liens, encumbrances and defects except such as are described in the SEC Reports or such as do not materially affect the value of such property and do not interfere with the use made and proposed to be made of such property by the Company and its subsidiaries; and any real property and buildings held under lease by the Company and its subsidiaries are held by them under valid, subsisting and enforceable leases with such exceptions as are not material and do not materially interfere with the use made and proposed to be made of such property and buildings by the Company and its subsidiaries.

(p)          Intellectual Property.  Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, the Company and each of its subsidiaries (i) own or otherwise possess adequate rights to use all patents, trademarks, service marks, trade names, domain names, copyrights, and registrations and applications thereof, licenses, know-how, software, systems and technology (including trade secrets and other unpatented and/or unpatentable proprietary or confidential information, systems or procedures and other intellectual property) (together, “Intellectual Property”) necessary for the conduct of their respective businesses as current conducted (and as currently contemplated to be conducted); (ii) do not, through the conduct of their respective businesses, infringe,  misappropriate or otherwise violate, and have not infringed, misappropriated or otherwise violated, any Intellectual Property rights of others; and (iii) have not received any written notice of any claim alleging infringement, misappropriation or other violation of any Intellectual Property rights of others.

(q)          Insurance.  The Company and its subsidiaries, taken as a whole, are insured against such losses and risks and in such amounts as are prudent and customary in the businesses in which they are engaged and as required by law.

(r)          Transactions With Affiliates and Employees.  Except as set forth on Schedule 3.1(r), none of the officers or directors of the Company or any Subsidiary is presently a party to any transaction with the Company or any Subsidiary (other than for services as officers and directors), including any contract, agreement or other arrangement providing for the furnishing of services to or by, providing for rental of real or personal property to or from, providing for the borrowing of money from or lending of money to or otherwise requiring payments to or from any officer, director or such employee or, to the knowledge of the Company, any entity in which any officer, director, or any such employee has a substantial interest or is an officer, director, trustee, stockholder, member or partner, in each case in excess of $120,000 other than for (i) payment of salary or consulting fees for services rendered, (ii) reimbursement for expenses incurred on behalf of the Company and (iii) other employee benefits, including option, RSU and PSU agreements under any share and option plan of the Company.

(s)          Sarbanes-Oxley; Internal Accounting Controls.  The Company maintains a system of internal control over financial reporting (as such term is defined in Rule 13a-15(f) under the Exchange Act) that (i) complies with the requirements of the Exchange Act applicable to the Company, (ii) has been designed by the Company’s principal executive officer and principal financial officer, or under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles applied in the United States (“GAAP”) and (iii) is sufficient to provide reasonable assurance that (A) transactions are executed in accordance with management’s general or specific authorization, (B) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain accountability for assets, (C) access to assets is permitted only in accordance with management’s general or specific authorization and (D) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences; and the Company’s internal control over financial reporting is effective and the Company is not aware of any material weaknesses in its internal control over financial reporting (it being understood that this subsection shall not require the Company to comply with Section 404 of the Sarbanes Oxley Act of 2002, as amended (“Sarbanes Oxley”), as of an earlier date than it would otherwise be required to so comply under applicable law). Since the date of the latest audited financial statements included in the SEC Reports, there has been no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting. The Company maintains disclosure controls and procedures (as such term is defined in Rule 13a-15(e) under the Exchange Act) that comply with the requirements of the Exchange Act applicable to the Company; such disclosure controls and procedures have been designed to ensure that material information relating to the Company and its subsidiaries is made known to the Company’s principal executive officer and principal financial officer by others within those entities; and such disclosure controls and procedures are effective.

(t)          Certain Fees.  Except for fees payable by the Company to the Placement Agent, no brokerage or finder’s fees or commissions are or will be payable by the Company or any Subsidiary to any broker, financial advisor or consultant, finder, placement agent, investment banker, bank or other Person with respect to the transactions contemplated by the Transaction Documents.  The Purchasers shall have no obligation with respect to any fees or with respect to any claims made by or on behalf of other Persons for fees of a type contemplated in this Section that may be due in connection with the transactions contemplated by the Transaction Documents.

(u)          Investment Company. The Company is not and, after giving effect to the offering and sale of the Securities and the application of the proceeds thereof, will not be an “investment company”, as such term is defined in the Investment Company Act of 1940, as amended (the “Investment Company Act”). The Company shall conduct its business in a manner so that it will not become an “investment company” subject to registration under the Investment Company Act.

(v)          Registration Rights.  No Person has any right to cause the Company or any Subsidiary to effect the registration under the Securities Act of any securities of the Company or any Subsidiary, except such which have been waived prior to the date hereof.

(w)         Listing and Maintenance Requirements.  The Ordinary Shares are registered pursuant to Section 12(b) or 12(g) of the Exchange Act, and the Company has taken no action designed to, or which to its knowledge is likely to have the effect of, terminating the registration of the Ordinary Shares under the Exchange Act nor has the Company received any notification that the Commission is contemplating terminating such registration.  Except as set forth in the SEC Reports, the Company has not, in the 12 months preceding the date hereof, received notice from any Trading Market on which the Ordinary Shares are or have been listed or quoted to the effect that the Company is not in compliance with the listing or maintenance requirements of such Trading Market. The Company is in compliance with all such listing and maintenance requirements. The Ordinary Shares are currently eligible for electronic transfer through the Depository Trust Company or another established clearing corporation and the Company is current in payment of the fees to the Depository Trust Company (or such other established clearing corporation) in connection with such electronic transfer.

(x)          Application of Takeover Protections.  The Company and the Board of Directors have taken all necessary action, if any, in order to render inapplicable any control share acquisition, business combination, poison pill (including any distribution under a rights agreement) or other similar anti‑takeover provision under the Company’s certificate of incorporation (or similar charter documents) or the laws of its state or jurisdiction of incorporation that is or could become applicable to the Purchasers as a result of the Purchasers and the Company fulfilling their obligations or exercising their rights under the Transaction Documents, including without limitation as a result of the Company’s issuance of the Securities and the Purchasers’ ownership of the Securities.

(y)          Disclosure.  Except with respect to the material terms and conditions of the transactions contemplated by the Transaction Documents, the Company confirms that neither it nor any other Person acting on its behalf has provided to any of the Purchasers or their agents or counsel with any information that it believes constitutes or might constitute material, non-public information which is not otherwise disclosed in the Prospectus Supplement.   The Company understands and confirms that the Purchasers will rely on the foregoing representation in effecting transactions in securities of the Company.  All of the disclosure furnished by or on behalf of the Company to the Purchasers regarding the Company and its Subsidiaries, their respective businesses and the transactions contemplated hereby, including the Disclosure Schedules to this Agreement, is true and correct and does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. The Company acknowledges and agrees that no Purchaser makes or has made any representations or warranties with respect to the transactions contemplated hereby other than those specifically set forth in Section 3.2 hereof.

(z)          No Integrated Offering. Assuming the accuracy of the Purchasers’ representations and warranties set forth in Section 3.2, neither the Company, nor, to its knowledge, any of its Affiliates, nor any Person acting on its or their behalf has, directly or indirectly, made any offers or sales of any security or solicited any offers to buy any security, under circumstances that would cause this offering of the Securities to be integrated with prior offerings by the Company for purposes of any applicable shareholder approval provisions of any Trading Market on which any of the securities of the Company are listed or designated.

(aa)          Solvency.  Based on the consolidated financial condition of the Company as of the Closing Date, after giving effect to the receipt by the Company of the proceeds from the sale of the Securities hereunder, (i) the fair saleable value of the Company’s assets exceeds the amount that will be required to be paid on or in respect of the Company’s existing debts and other liabilities (including known contingent liabilities) as they mature, (ii) the Company’s assets do not constitute unreasonably small capital to carry on its business as now conducted and as proposed to be conducted including its capital needs taking into account the particular capital requirements of the business conducted by the Company, consolidated and projected capital requirements and capital availability thereof, and (iii) the current cash flow of the Company, together with the proceeds the Company would receive, were it to liquidate all of its assets, after taking into account all anticipated uses of the cash, would be sufficient to pay all amounts on or in respect of its liabilities when such amounts are required to be paid.  The Company has no knowledge of any facts or circumstances which lead it to believe that it will file for reorganization or liquidation under the bankruptcy or reorganization laws of any jurisdiction within one year from the Closing Date.  Schedule 3.1(aa) sets forth as of the date hereof all outstanding secured and unsecured Indebtedness of the Company or any Subsidiary, or for which the Company or any Subsidiary has commitments.  For the purposes of this Agreement, “Indebtedness” means (x) any liabilities for borrowed money or amounts owed in excess of $100,000 (other than trade accounts payable incurred in the ordinary course of business), (y) all guaranties, endorsements and other contingent obligations in respect of indebtedness of others, whether or not the same are or should be reflected in the Company’s consolidated balance sheet (or the notes thereto), except guaranties by endorsement of negotiable instruments for deposit or collection or similar transactions in the ordinary course of business; and (z) the present value of any lease payments in excess of $100,000 due under leases required to be capitalized in accordance with GAAP.  Neither the Company nor any Subsidiary is in default with respect to any Indebtedness.

(bb)          Tax Status.  Each of the Company and its subsidiaries has filed all federal, state, local and foreign income and franchise tax returns required to be filed through the date hereof, subject to permitted extensions, has paid all such taxes due (except where the failure to file or pay would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect). No tax deficiency has been determined adversely to the Company which would reasonably be expected to have a Material Adverse Effect. Neither the Company nor any of its subsidiaries has knowledge of any tax deficiency that has been asserted in writing, which, if adversely determined, would have a Material Adverse Effect. No stamp duties or other issuance or transfer taxes are payable by or on behalf of the Purchasers in the State of Israel, the United States or any political subdivision or taxing authority thereof solely in connection with (i) the execution, delivery and performance of this Agreement, (ii) the issuance and delivery of the Securities in the manner contemplated by this Agreement and the Prospectus or (iii) the sale of the Securities as contemplated herein and in the Prospectus. The Company is in compliance with all conditions and requirements stipulated under any applicable law, regulation, instruments of approval and tax rulings granted to it (the “Rulings”) with respect to any “Approved Enterprise,” “Benefited Enterprise,” or “Industrial Company” status of the Company or any of its facilities as well as with respect to any other tax benefits claimed or received by it, including any “Approved Enterprise,” “Benefited Enterprise,” “Preferred Enterprise,” “Preferred Technological Enterprise” or “Special Preferred Technological Enterprise” status or benefits (collectively, “Tax Incentive Program”) and by Israeli laws and regulations relating to any Tax Incentive Program; (ii) all information supplied by the Company to the appropriate authorities with respect to applications or notifications relating to any Tax Incentive Program (including in connection with any Ruling) was true, correct and complete when supplied to the appropriate authorities; and (iii) the Company has not received any notice of any proceeding or investigation relating to revocation or modification or denial of any current or past Tax Incentive Program granted with respect to the Company or any of its facilities or any such status or benefits, in each case, except for any failure to comply, inaccuracy or notice (as appropriate) that would not, individually or in the aggregate, have a Material Adverse Effect.

(cc)          Foreign Corrupt Practices.  None of the Company or any of its Subsidiaries nor, to the knowledge of the Company, any director, officer, agent, employee, affiliate or other person associated with or acting on behalf of the Company or any of its subsidiaries has (i) made, offered, promised or authorized any unlawful contribution, gift, entertainment or other unlawful expense (or taken any act in furtherance thereof); (ii) made, offered, promised or authorized any direct or indirect unlawful payment; or (iii) violated or is in violation of any provision of the U.S. Foreign Corrupt Practices Act of 1977, as amended, or the rules and regulations thereunder, the Bribery Act 2010 of the United Kingdom, Sections 291 and 291A of the Israeli Penal Law, 5737-1977, and the rules and regulations promulgated thereunder, or any other applicable anti-corruption, anti-bribery or related law, statute or regulation (collectively, “Anti-Corruption Laws”); the Company and its Subsidiaries have conducted their businesses in compliance with Anti-Corruption Laws and have instituted and maintained and will continue to maintain policies and procedures reasonably designed to promote and achieve compliance with such laws and with the representations and warranties contained herein; neither the Company nor any of its subsidiaries will use, directly or indirectly, the proceeds of the offering in furtherance of an offer, payment, promise to pay, or authorization of the payment or giving of money, or anything else of value, to any person in violation of Anti-Corruption Laws.

(dd)          Accountants.  Kost, Forer, Gabbay & Kasierer, a member firm of Ernst & Young Global, which has certified certain financial statements of the Company and its Subsidiaries for the years ended December 31, 2021 and 2022, is an independent registered public accounting firm as required by the Act and the rules and regulations of the Commission thereunder.Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited, which has certified certain financial statements of the Company and its Subsidiaries for the year ended December 31, 2023, is an independent registered public accounting firm as required by the Act and the rules and regulations of the Commission thereunder.

(ee)           Acknowledgment Regarding Purchasers’ Purchase of Securities.  The Company acknowledges and agrees that each of the Purchasers is acting solely in the capacity of an arm’s length purchaser with respect to the Transaction Documents and the transactions contemplated thereby. The Company further acknowledges that no Purchaser is acting as a financial advisor or fiduciary of the Company (or in any similar capacity) with respect to the Transaction Documents and the transactions contemplated thereby and any advice given by any Purchaser or any of their respective representatives or agents in connection with the Transaction Documents and the transactions contemplated thereby is merely incidental to the Purchasers’ purchase of the Securities.  The Company further represents to each Purchaser that the Company’s decision to enter into this Agreement and the other Transaction Documents has been based solely on the independent evaluation of the transactions contemplated hereby by the Company and its representatives.

(ff)          Acknowledgment Regarding Purchaser’s Trading Activity.  Anything in this Agreement or elsewhere herein to the contrary notwithstanding (except for Sections 3.2(f) and 4.13 hereof), it is understood and acknowledged by the Company that: (i) none of the Purchasers has been asked by the Company to agree, nor has any Purchaser agreed, to desist from purchasing or selling, long and/or short, securities of the Company, or “derivative” securities based on securities issued by the Company or to hold the Securities for any specified term; (ii) past or future open market or other transactions by any Purchaser, specifically including, without limitation, Short Sales or “derivative” transactions, before or after the closing of this or future private placement transactions, may negatively impact the market price of the Company’s publicly-traded securities; (iii) any Purchaser, and counter-parties in “derivative” transactions to which any such Purchaser is a party, directly or indirectly, presently may have a “short” position in the Ordinary Shares, and (iv) each Purchaser shall not be deemed to have any affiliation with or control over any arm’s length counter-party in any “derivative” transaction.  The Company further understands and acknowledges that (y) one or more Purchasers may engage in hedging activities at various times during the period that the Securities are outstanding, including, without limitation, during the periods that the value of the Warrant Shares deliverable with respect to Securities are being determined, and (z) such hedging activities (if any) could reduce the value of the existing shareholders' equity interests in the Company at and after the time that the hedging activities are being conducted.  The Company acknowledges that such aforementioned hedging activities do not constitute a breach of any of the Transaction Documents.

(gg)          Regulation M Compliance.  Neither the Company nor any of its Subsidiaries has engaged in any form of solicitation, advertising or other action constituting an offer or a sale under the Israeli Securities Law in connection with the transactions contemplated hereby, which would require the publication of a prospectus in the State of Israel under the laws of the State of Israel (assuming the Placement Agent or Purchasers did not engage in any form of solicitation, advertising or other action constituting an offer or a sale of the Securities in the State of Israel, other than to Israeli investors listed in the First Addendum to the Israeli Securities Law (the “Addendum”) who submitted written confirmation to the Underwriters and the Company that such investor falls within the scope of the Addendum, is aware of the meaning of same and agrees to it). Neither the Company nor any of its affiliates has taken or will take, directly or indirectly, any action designed to or that could reasonably be expected to cause or result in the stabilization or manipulation of the price of any security of the Company or any of its subsidiaries in connection with the offering of the Securities.

(hh)          Cybersecurity.  The Company’s and its subsidiaries’ information technology assets and equipment, computers, systems, networks, hardware, software, websites, applications, and databases (collectively, “IT Systems”) are adequate for, and operate and perform in all material respects as required in connection with the operation of the business of the Company and its subsidiaries as currently conducted, and, (i) to the knowledge of the Company, such IT Systems are free and clear of all material bugs, errors, defects, Trojan horses, time bombs, malware and other corruptants; (ii) the Company and its subsidiaries have implemented and maintained reasonable controls, policies, procedures, and safeguards, consistent with applicable law, that are intended to maintain and protect their material confidential information and trade secrets and the integrity, continuous operation, redundancy and security of their IT Systems and data (including personal or personally identifiable data (such data, “Personal Data”)) used in connection with their businesses, and there have been no breaches, violations, outages or unauthorized uses of or accesses to same, except for those that have been remedied without material cost or liability or the duty to notify any other person, nor any incidents under internal review or investigations by any governmental authority relating to the same; and (iii) the Company and its subsidiaries are presently in compliance in all material respects with all applicable laws or statutes (including, but not limited to, the Israeli Privacy Protection Regulations, Information Security, 2017) and all judgments, orders, rules and regulations of any court or arbitrator or governmental or regulatory authority, internal policies and contractual obligations relating to the privacy and security of IT Systems and Personal Data and to the protection of such IT Systems and Personal Data from unauthorized use, access, misappropriation or modification.

(ii)          Office of Foreign Assets Control.  None of the Company or any of its Subsidiaries nor, to the knowledge of the Company, any director, officer, agent, affiliate, employee or other person associated with or acting on behalf of the Company or any of its Subsidiaries is currently the subject or the target of any sanctions administered or enforced by the U.S. Government, including, without limitation, the Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”), or the U.S. Department of State and including, without limitation, the designation as a “specially designated national” or “blocked person,” the European Union, His Majesty’s Treasury, the United Nations Security Council, or other relevant sanctions authority, or a resident or incorporated or engaged in a business in an “Enemy State” pursuant to the Israeli Trade with the Enemy Ordinance, 1939 (collectively, “Sanctions”), nor is the Company or any of its material subsidiaries located, organized, or resident in a country or territory that is the subject or target of comprehensive country-wide or territory-wide Sanctions (as of the date of this Agreement, Cuba, Iran, Syria, North Korea, the Crimea region of Ukraine the so-called Donetsk People’s Republic, or the so-called Luhansk People’s Republic) (a “Sanctioned Jurisdiction”), and the Company will not directly or indirectly use the proceeds of the offering of the Securities hereunder, or lend, contribute or otherwise make available such proceeds to any Subsidiary, joint venture partner or other person or entity (i) to fund or facilitate any activities of or business with any person, or in any country or territory, that, at the time of such funding, is the subject or the target of comprehensive Sanctions, in violation of applicable Sanctions or (ii) in any other manner that will result in a violation by any person (including any person participating in the transactions contemplated herein, whether as underwriter, advisor, investor or otherwise) of Sanctions; neither the Company nor any of its Subsidiaries is engaged in, or has, at any time in the past five years, engaged in, any dealings or transactions with or involving any individual or entity that was or is, as applicable, at the time of such dealing or transaction, the subject or target of Sanctions or with any Sanctioned Jurisdiction in violation of applicable Sanctions; the Company and its Subsidiaries have instituted, and maintain, policies and procedures designed to promote and achieve continued compliance with Sanctions.

(jj)          U.S. Real Property Holding Corporation.  The Company is not and has never been a U.S. real property holding corporation within the meaning of Section 897 of the Internal Revenue Code of 1986, as amended, and the Company shall so certify upon a Purchaser’s request.

(kk)       Bank Holding Company Act.  Neither the Company nor any of its Subsidiaries or, to its knowledge, Affiliates is subject to the Bank Holding Company Act of 1956, as amended (the “BHCA”) and to regulation by the Board of Governors of the Federal Reserve System (the “Federal Reserve”).  Neither the Company nor any of its Subsidiaries or, to its knowledge, Affiliates owns or controls, directly or indirectly, five percent (5%) or more of the outstanding shares of any class of voting securities or twenty-five percent (25%) or more of the total equity of a bank or any entity that is subject to the BHCA and to regulation by the Federal Reserve.  Neither the Company nor any of its Subsidiaries or, to its knowledge, Affiliates exercises a controlling influence over the management or policies of a bank or any entity that is subject to the BHCA and to regulation by the Federal Reserve.

(ll)          Money Laundering.  The operations of the Company and its Subsidiaries are and have been conducted at all times in compliance with the requirements of applicable anti-money laundering laws, including, but not limited to, the Bank Secrecy Act of 1970, as amended by the USA PATRIOT ACT of 2001, and the rules and regulations promulgated thereunder, the Israeli Prohibition on Money Laundering Law, 5760-2000, the Israeli Counter-Terrorism Law, 5776-2016, the Israeli Prohibition on Money Laundering Order, 5761-2001, the Israeli Prohibition on Terrorist Financing Law, 5765-2005, financial recordkeeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, and the anti-money laundering laws of the various jurisdictions in which the Company and its subsidiaries conduct business, the rules and regulations thereunder and any related or similar rules, regulation or guidelines issued, administered or enforced by any governmental agency (collectively, the “Money Laundering Laws”), and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or any of its subsidiaries with respect to the Money Laundering Laws is pending or, to the knowledge of the Company, threatened.

(mm)      Ineligible Issuer. At the time of filing the Registration Statement and any post-effective amendment thereto, at the earliest time thereafter that the Company or any offering participant made a bona fide offer (within the meaning of Rule 164(h)(2) under the Act) of the Securities, and at the date hereof, the Company was not and is not an “ineligible issuer,” as defined in Rule 405 under the Act; the Company is a “foreign private issuer” within the meaning of Rule 405 under the Act.

(nn)          Forward Looking Statements; Market Data. No forward-looking statement (within the meaning of Section 27A of the Act and Section 21E of the Exchange Act) included or incorporated by reference in any of the Registration Statement or the Prospectus has been made or reaffirmed without a reasonable basis or has been disclosed other than in good faith. Nothing has come to the attention of the Company that has caused the Company to believe that the statistical and market-related data included in each of the Registration Statement and the Prospectus is not based on or derived from sources that are reliable and accurate in all material respects.

(oo)          Emerging Growth Company. Since the filing of the Registration Statement through the date hereof, the Company has been and is an “emerging growth company” as defined in Section 2(a)(19) of the Act.

(pp)          Funding. The Company has not received any funding, grants or subsidies from or on behalf of or under the authority of the Israel Innovation Authority of the Israeli Ministry of Economy and Industry, the Authority for Investment and Development of Industry and the Economy of the State of Israel, or any other governmental or regulatory agency or authority or any bi- or multi-national grant program, framework or foundation.

(qq)          Jurisdiction. Except as provided by laws or statutes generally applicable to transactions of the type described in this Agreement, neither the Company nor any of its Subsidiaries or their properties or assets has immunity under the laws of New York or United States law from any legal action, suit or proceeding, from the giving of any relief in any such legal action, suit or proceeding, from set-off or counterclaim, from the jurisdiction of New York or United States federal court, from service of process, attachment upon or prior to judgment, or attachment in aid of execution of judgment, or from execution of a judgment, or other legal process or proceeding for the giving of any relief or for the enforcement of a judgment, in any such court with respect to their respective obligations, liabilities or any other matter under or arising out of or in connection herewith; and, to the extent that the Company or any of its Subsidiaries or any of its properties, assets or revenues may have or may hereafter become entitled to any such right of immunity in any such court in which proceedings arising out of, or relating to the transactions contemplated by this Agreement, may at any time be commenced, the Company will waive, or will cause its subsidiaries to waive, such right to the extent permitted by law; neither the Company nor any of its properties or assets has any immunity from any legal action, suit or proceeding, from the giving of any relief in any such legal action, suit or proceeding, from set-off or counterclaim, from the jurisdiction of any court or from any legal process (whether through service of process or notice, attachment upon or prior to judgment, attachment in aid of execution or from execution of a judgment, or otherwise) under the laws of the State of Israel.

(rr)           Severance Pay Law. All obligations of the Company to provide statutory severance pay to all its currently engaged employees in Israel (“Israeli Employees”) are, in accordance with Section 14 of the Israeli Severance Pay Law (5723-1963) (the “Severance Pay Law”) and are fully funded or, if not required to be funded, are accrued on the Company’s financial statements, and all such employees have been subject to the provisions of Section 14 of the Severance Pay Law with respect to their entire salary, as defined under the Severance Pay Law, from the date of commencement of their employment with the Company, and the Company has been, with such exceptions as are not material, in full compliance with the technical and substantive requirements for a Section 14 Arrangement with respect to severance pay with respect to 100% of such salary for which severance pay is due under the Severance Pay Law; and all amounts that the Company is required by contract or applicable law either (A) to deduct from Israeli Employees’ salaries or to transfer to such Israeli Employees’ pension or provident, life insurance, incapacity insurance, advance study fund or other similar funds or (B) to withhold from their Israeli Employees’ salaries and benefits (including any other income in cash or in kind) and to pay to any Israeli governmental authority as required by applicable Israeli tax law and regulations, have, in each case, been duly deducted, transferred, withheld and paid, and the Company has no outstanding obligation to make any such deduction, transfer, withholding or payment other than in ordinary course payment timelines.

(ss)          Dividends. Except as set forth or contemplated in the Prospectus, no approvals are currently required in the State of Israel in order for the Company to pay dividends or other distributions declared by the Company to the holders of Securities. Under current laws and regulations of the State of Israel and any political subdivision thereof, any amount payable with respect to the Securities upon liquidation of the Company or upon redemption thereof and dividends and other distributions declared and payable on the share capital of the Company may be paid by the Company in United States dollars and freely transferred out of the State of Israel.

3.2          Representations and Warranties of the Purchasers.  Each Purchaser, for itself and for no other Purchaser, hereby represents and warrants as of the date hereof and as of the Closing Date to the Company as follows (unless as of a specific date therein, in which case they shall be accurate as of such date):

(a)          Organization; Authority.  Such Purchaser is either an individual or an entity duly incorporated or formed, validly existing and in good standing under the laws of the jurisdiction of its incorporation or formation with full right, corporate, partnership, limited liability company or similar power and authority to enter into and to consummate the transactions contemplated by the Transaction Documents and otherwise to carry out its obligations hereunder and thereunder. The execution and delivery of the Transaction Documents and performance by such Purchaser of the transactions contemplated by the Transaction Documents have been duly authorized by all necessary corporate, partnership, limited liability company or similar action, as applicable, on the part of such Purchaser.  Each Transaction Document to which it is a party has been duly executed by such Purchaser, and when delivered by such Purchaser in accordance with the terms hereof, will constitute the valid and legally binding obligation of such Purchaser, enforceable against it in accordance with its terms, except: (i) as limited by general equitable principles and applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies and (iii) insofar as indemnification and contribution provisions may be limited by applicable law.

(b)          Understandings or Arrangements.  Such Purchaser is acquiring the Securities as principal for its own account and has no direct or indirect arrangement or understandings with any other persons to distribute or regarding the distribution of such Securities (this representation and warranty not limiting such Purchaser’s right to sell the Securities pursuant to the Registration Statement or otherwise in compliance with applicable federal and state securities laws).  Such Purchaser is acquiring the Securities hereunder in the ordinary course of its business.

        (c)          Purchaser Status.  At the time such Purchaser was offered the Securities, it was, and as of the date hereof it is, and on each date on which it exercises any Warrants, it will be an “accredited investor” as defined in Rule 501(a)(1), (a)(2), (a)(3), (a)(7), (a)(8), (a)(9), (a)(12), or (a)(13) under the Securities Act.

(d)          Experience of Such Purchaser.  Such Purchaser, either alone or together with its representatives, has such knowledge, sophistication and experience in business and financial matters so as to be capable of evaluating the merits and risks of the prospective investment in the Securities, and has so evaluated the merits and risks of such investment.  Such Purchaser is able to bear the economic risk of an investment in the Securities and, at the present time, is able to afford a complete loss of such investment.

(e)          Access to Information. Such Purchaser acknowledges that it has had the opportunity to review the Transaction Documents (including all exhibits and schedules thereto) and the SEC Reports and has been afforded, (i) the opportunity to ask such questions as it has deemed necessary of, and to receive answers from, representatives of the Company concerning the terms and conditions of the offering of the Securities and the merits and risks of investing in the Securities; (ii) access to information about the Company and its financial condition, results of operations, business, properties, management and prospects sufficient to enable it to evaluate its investment; and (iii) the opportunity to obtain such additional information that the Company possesses or can acquire without unreasonable effort or expense that is necessary to make an informed investment decision with respect to the investment.  Such Purchaser acknowledges and agrees that neither the Placement Agent nor any Affiliate of the Placement Agent has provided such Purchaser with any information or advice with respect to the Securities nor is such information or advice necessary or desired.  Neither the Placement Agent nor any Affiliate has made or makes any representation as to the Company or the quality of the Securities and the Placement Agent and any Affiliate may have acquired non-public information with respect to the Company which such Purchaser agrees need not be provided to it.  In connection with the issuance of the Securities to such Purchaser, neither the Placement Agent nor any of its Affiliates has acted as a financial advisor or fiduciary to such Purchaser.

(f)          Certain Transactions and Confidentiality.  Other than consummating the transactions contemplated hereunder, such Purchaser has not, nor has any Person acting on behalf of or pursuant to any understanding with such Purchaser, directly or indirectly executed any purchases or sales, including Short Sales, of the securities of the Company during the period commencing as of the time that such Purchaser first received a term sheet (written or oral) from the Company or any other Person representing the Company setting forth the material terms of the transactions contemplated hereunder and ending immediately prior to the execution hereof.  Notwithstanding the foregoing, in the case of a Purchaser that is a multi-managed investment vehicle whereby separate portfolio managers manage separate portions of such Purchaser’s assets and the portfolio managers have no direct knowledge of the investment decisions made by the portfolio managers managing other portions of such Purchaser’s assets, the representation set forth above shall only apply with respect to the portion of assets managed by the portfolio manager that made the investment decision to purchase the Securities covered by this Agreement.  Other than to other Persons party to this Agreement or to such Purchaser’s representatives, including, without limitation, its officers, directors, partners, legal and other advisors, employees, agents and Affiliates, such Purchaser has maintained the confidentiality of all disclosures made to it in connection with this transaction (including the existence and terms of this transaction).  Notwithstanding the foregoing, for the avoidance of doubt, nothing contained herein shall constitute a representation or warranty, or preclude any actions, with respect to locating or borrowing shares in order to effect Short Sales or similar transactions in the future.

The Company acknowledges and agrees that the representations contained in this Section 3.2 shall not modify, amend or affect such Purchaser’s right to rely on the Company’s representations and warranties contained in this Agreement or any representations and warranties contained in any other Transaction Document or any other document or instrument executed and/or delivered in connection with this Agreement or the consummation of the transactions contemplated hereby.  Notwithstanding the foregoing, for the avoidance of doubt, nothing contained herein shall constitute a representation or warranty, or preclude any actions, with respect to locating or borrowing shares in order to effect Short Sales or similar transactions in the future.

ARTICLE IV.
OTHER AGREEMENTS OF THE PARTIES

4.1          Warrant Shares.  If all or any portion of a Warrant is exercised at a time when there is an effective registration statement to cover the issuance or resale of the Warrant Shares or if the Warrant is exercised via cashless exercise, the Warrant Shares issued pursuant to any such exercise shall be issued free of all legends.  If at any time following the date hereof the Registration Statement (or any subsequent registration statement registering the sale or resale of the Warrant Shares) is not effective or is not otherwise available for the sale or resale of the Warrant Shares, the Company shall immediately notify the holders of the Warrants in writing that such registration statement is not then effective and thereafter shall promptly notify such holders when the registration statement is effective again and available for the sale or resale of the Warrant Shares (it being understood and agreed that the foregoing shall not limit the ability of the Company to issue, or any Purchaser to sell, any of the Warrant Shares in compliance with applicable federal and state securities laws).  The Company shall use best efforts to keep a registration statement (including the Registration Statement) registering the issuance or resale of the Warrant Shares effective during the term of the Warrants.

4.2          Furnishing of Information.  Until the earlier of the time that (i) no Purchaser owns Securities or (ii) the Warrants have expired, the Company covenants to timely file (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by the Company after the date hereof pursuant to the Exchange Act even if the Company is not then subject to the reporting requirements of the Exchange Act.

4.3          Integration.  The Company shall not sell, offer for sale or solicit offers to buy or otherwise negotiate in respect of any security (as defined in Section 2 of the Securities Act) that would be integrated with the offer or sale of the Securities for purposes of the rules and regulations of any Trading Market such that it would require shareholder approval prior to the closing of such other transaction unless shareholder approval is obtained before the closing of such subsequent transaction.

4.4          Securities Laws Disclosure; Publicity.  The Company shall (a) by the Disclosure Time, issue a press release disclosing the material terms of the transactions contemplated hereby, and (b) file a Report on Form 6-K, including the Transaction Documents as exhibits thereto, with the Commission within the time required by the Exchange Act.  From and after the issuance of such press release, the Company represents to the Purchasers that it shall have publicly disclosed all material, non-public information delivered to any of the Purchasers by the Company or any of its Subsidiaries, or any of their respective officers, directors, employees, Affiliates or agents, including, without limitation, the Placement Agent, in connection with the transactions contemplated by the Transaction Documents.  In addition, effective upon the issuance of such press release, the Company acknowledges and agrees that any and all confidentiality or similar obligations under any agreement, whether written or oral, between the Company, any of its Subsidiaries or any of their respective officers, directors, employees, Affiliates or agents, including, without limitation, the Placement Agent, on the one hand, and any of the Purchasers or any of their Affiliates on the other hand, shall terminate and be of no further force or effect. The Company understands and confirms that each Purchaser shall be relying on the foregoing covenant in effecting transactions in securities of the Company. The Company and each Purchaser shall consult with each other in issuing any other press releases with respect to the transactions contemplated hereby, and neither the Company nor any Purchaser shall issue any such press release nor otherwise make any such public statement without the prior consent of the Company, with respect to any press release of any Purchaser, or without the prior consent of each Purchaser, with respect to any press release of the Company, which consent shall not unreasonably be withheld or delayed, except if such disclosure is required by law, in which case the disclosing party shall promptly provide the other party with prior notice of such public statement or communication.  Notwithstanding the foregoing, the Company shall not publicly disclose the name of any Purchaser, or include the name of any Purchaser in any filing with the Commission or any regulatory agency or Trading Market, without the prior written consent of such Purchaser, except (a) as required by federal securities law in connection with the filing of final Transaction Documents with the Commission and (b) to the extent such disclosure is required by law or Trading Market regulations, in which case the Company shall provide the Purchasers with prior notice of such disclosure permitted under this clause (b) and reasonably cooperate with such Purchaser regarding such disclosure.

4.5          Shareholder Rights Plan.  No claim will be made or enforced by the Company or, with the consent of the Company, any other Person, that any Purchaser is an “Acquiring Person” under any control share acquisition, business combination, poison pill (including any distribution under a rights agreement) or similar anti-takeover plan or arrangement in effect or hereafter adopted by the Company, or that any Purchaser could be deemed to trigger the provisions of any such plan or arrangement, by virtue of receiving Securities under the Transaction Documents or under any other agreement between the Company and the Purchasers.

4.6          Non-Public Information.   Except with respect to the material terms and conditions of the transactions contemplated by the Transaction Documents, which shall be disclosed pursuant to Section 4.4, the Company covenants and agrees that neither it, nor any other Person acting on its behalf will provide any Purchaser or its agents or counsel with any information that constitutes, or the Company reasonably believes constitutes, material non-public information, unless prior thereto such Purchaser shall have consented in writing to the receipt of such information and agreed in writing with the Company to keep such information confidential.  The Company understands and confirms that each Purchaser shall be relying on the foregoing covenant in effecting transactions in securities of the Company.  To the extent that the Company, any of its Subsidiaries, or any of their respective officers, directors, agents, employees or Affiliates delivers any material, non-public information to a Purchaser without such Purchaser’s consent, the Company hereby covenants and agrees that such Purchaser shall not have any duty of confidentiality to the Company, any of its Subsidiaries, or any of their respective officers, directors, employees, Affiliates or agents, including, without limitation, the Placement Agent, or a duty to the Company, any of its Subsidiaries or any of their respective officers, directors, employees, Affiliates or agents, including, without limitation, the Placement Agent, not to trade on the basis of, such material, non-public information. To the extent that any notice provided pursuant to any Transaction Document constitutes, or contains, material, non-public information regarding the Company or any Subsidiaries, the Company shall simultaneously with the delivery of such notice file such notice with the Commission pursuant to a Report on Form 6-K.  The Company understands and confirms that each Purchaser shall be relying on the foregoing covenant in effecting transactions in securities of the Company.

4.7          Use of Proceeds.  The Company shall use the net proceeds from the sale of the Securities hereunder for general business purposes and shall not use such proceeds in violation of FCPA or OFAC regulations.

4.8          Indemnification of Purchasers.   Subject to the provisions of this Section 4.8, the Company will indemnify and hold each Purchaser and its directors, officers, shareholders, members, partners, employees and agents (and any other Persons with a functionally equivalent role of a Person holding such titles notwithstanding a lack of such title or any other title), each Person who controls such Purchaser (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act), and the directors, officers, shareholders, agents, members, partners or employees (and any other Persons with a functionally equivalent role of a Person holding such titles notwithstanding a lack of such title or any other title) of such controlling persons (each, a “Purchaser Party”) harmless from any and all losses, liabilities, obligations, claims, contingencies, damages, costs and expenses, including all judgments, amounts paid in settlements, court costs and reasonable attorneys’ fees and costs of investigation that any such Purchaser Party may suffer or incur as a result of or relating to (a) any breach of any of the representations, warranties, covenants or agreements made by the Company in this Agreement or in the other Transaction Documents or (b) any action instituted against the Purchaser Parties in any capacity, or any of them or their respective Affiliates, by any shareholder of the Company who is not an Affiliate of such Purchaser Party, with respect to any of the transactions contemplated by the Transaction Documents (unless such action is solely based upon a material breach of such  Purchaser Party’s representations, warranties or covenants under the Transaction Documents or any agreements or understandings such Purchaser Party may have with any such shareholder or any violations by such Purchaser Party of state or federal securities laws or any conduct by such Purchaser Party which is finally judicially determined to constitute fraud, gross negligence or willful misconduct.  If any action shall be brought against any Purchaser Party in respect of which indemnity may be sought pursuant to this Agreement, such Purchaser Party shall promptly notify the Company in writing, and, the Company shall have the right to assume the defense thereof with counsel of its own choosing reasonably acceptable to the Purchaser Party.  Any Purchaser Party shall have the right to employ separate counsel in any such action and participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of such Purchaser Party except to the extent that (i) the employment thereof has been specifically authorized by the Company in writing, (ii) the Company has failed after a reasonable period of time to assume such defense and to employ counsel or (iii) in such action there is, in the reasonable opinion of counsel a material conflict on any material issue between the position of the Company and the position of such Purchaser Party, in which case the Company shall be responsible for the reasonable fees and expenses of no more than one such separate counsel.  The Company will not be liable to any Purchaser Party under this Agreement (y) for any settlement by a Purchaser Party effected without the Company’s prior written consent, which shall not be unreasonably withheld or delayed; or (z) to the extent, but only to the extent that a loss, claim, damage or liability is attributable to any Purchaser Party’s breach of any of the representations made by such Purchaser Party in this Agreement.  The indemnification required by this Section 4.8 shall be made by periodic payments of the amount thereof during the course of the investigation or defense, as and when bills are received and are reasonably and actually incurred; provided, however, that if any Purchaser Party is determined not to be entitled to indemnification or payment under this Section 4.8, such Purchaser Party shall promptly reimburse the Company for any payments that are advanced hereunder.  The indemnity agreements contained herein shall be in addition to any cause of action or similar right of any Purchaser Party against the Company or others and any liabilities the Company may be subject to pursuant to law.

4.9          Reservation of Ordinary Shares. As of the date hereof, the Company has reserved and the Company shall continue to reserve and keep available at all times, free of preemptive rights, a sufficient number of Ordinary Shares for the purpose of enabling the Company to issue Shares pursuant to this Agreement and Warrant Shares pursuant to any exercise of the Warrants.

4.10        Listing of Ordinary Shares. The Company hereby agrees to use reasonable best efforts to maintain the listing or quotation of the Ordinary Shares on the Trading Market on which it is currently listed, and concurrently with the Closing, the Company shall apply to list or quote all of the Shares and Warrant Shares on such Trading Market and promptly secure the listing of all of the Shares and Warrant Shares on such Trading Market. The Company further agrees, if the Company applies to have the Ordinary Shares traded on any other Trading Market, it will then include in such application all of the Shares and Warrant Shares, and will take such other action as is necessary to cause all of the Shares and Warrant Shares to be listed or quoted on such other Trading Market as promptly as possible.  The Company will then take all action reasonably necessary to continue the listing and trading of its Ordinary Shares on a Trading Market and will comply in all respects with the Company’s reporting, filing and other obligations under the bylaws or rules of the Trading Market.  The Company agrees to maintain the eligibility of the Ordinary Shares for electronic transfer through the Depository Trust Company or another established clearing corporation, including, without limitation, by timely payment of fees to the Depository Trust Company or such other established clearing corporation in connection with such electronic transfer.

4.11         Subsequent Equity Sales.

(a)          From the date hereof until ninety (90) days after the Closing Date, neither the Company nor any Subsidiary shall (i) issue, enter into any agreement to issue or announce the issuance or proposed issuance of any Ordinary Shares or Ordinary Share Equivalents or (ii) file any registration statement or amendment or supplement thereto, other than the Prospectus Supplement or filing a registration statement on Form S-8 in connection with any employee benefit plan.

(b)          From the date hereof until one year after the Closing Date, the Company shall be prohibited from effecting or entering into an agreement to effect any issuance by the Company or any of its Subsidiaries of Ordinary Shares or Ordinary Share Equivalents (or a combination of units thereof) involving a Variable Rate Transaction.  “Variable Rate Transaction” means a transaction in which the Company (i) issues or sells any debt or equity securities that are convertible into, exchangeable or exercisable for, or include the right to receive additional Ordinary Shares either (A) at a conversion price, exercise price or exchange rate or other price that is based upon and/or varies with the trading prices of or quotations for the Ordinary Shares at any time after the initial issuance of such debt or equity securities, or (B) with a conversion, exercise or exchange price that is subject to being reset at some future date after the initial issuance of such debt or equity security or upon the occurrence of specified or contingent events directly or indirectly related to the business of the Company or the market for the Ordinary Shares or (ii) enters into, or effects a transaction under, any agreement, including, but not limited to, an equity line of credit or an “at-the-market offering”, whereby the Company may issue securities at a future determined price regardless of whether shares pursuant to such agreement have actually been issued and regardless of whether such agreement is subsequently canceled; provided, however, that after the one hundred eighty (180) day anniversary of the Closing Date, the entry into and/or the issuance of Ordinary Shares in an equity line of credit or “at the market” offering shall not be deemed a Variable Rate Transaction.  Any Purchaser shall be entitled to obtain injunctive relief against the Company to preclude any such issuance, which remedy shall be in addition to any right to collect damages.

(c)          Notwithstanding the foregoing, this Section 4.11 shall not apply in respect of an Exempt Issuance, except that no Variable Rate Transaction shall be an Exempt Issuance.

4.12        Equal Treatment of Purchasers.  No consideration (including any modification of any Transaction Document) shall be offered or paid to any Purchaser to amend or consent to a waiver or modification of any provision of any Transaction Document unless the same consideration is also offered to all Purchasers.  For clarification purposes, this provision constitutes a separate right granted to each Purchaser by the Company and negotiated separately by each Purchaser, and is intended for the Company to treat the Purchasers as a class and shall not in any way be construed as the Purchasers acting in concert or as a group with respect to the purchase, disposition or voting of Securities or otherwise.

4.13          Certain Transactions and Confidentiality. Each Purchaser, severally and not jointly with the other Purchasers, covenants that neither it nor any Affiliate acting on its behalf or pursuant to any understanding with it will execute any purchases or sales, including Short Sales of any of the Company’s securities during the period commencing with the execution of this Agreement and ending at such time that the transactions contemplated by this Agreement are first publicly announced pursuant to the initial press release as described in Section 4.4.  Each Purchaser, severally and not jointly with the other Purchasers, covenants that until such time as the transactions contemplated by this Agreement are publicly disclosed by the Company pursuant to the initial press release as described in Section 4.4, such Purchaser will maintain the confidentiality of the existence and terms of this transaction and the information included in the Disclosure Schedules (other than as disclosed to its legal and other representatives).  Notwithstanding the foregoing and notwithstanding anything contained in this Agreement to the contrary, the Company expressly acknowledges and agrees that (i) no Purchaser makes any representation, warranty or covenant hereby that it will not engage in effecting transactions in any securities of the Company after the time that the transactions contemplated by this Agreement are first publicly announced pursuant to the initial press release as described in Section 4.4, (ii) no Purchaser shall be restricted or prohibited from effecting any transactions in any securities of the Company in accordance with applicable securities laws from and after the time that the transactions contemplated by this Agreement are first publicly announced pursuant to the initial press release as described in Section 4.4 and (iii) no Purchaser shall have any duty of confidentiality or duty not to trade in the securities of the Company to the Company, any of its Subsidiaries, or any of their respective officers, directors, employees, Affiliates, or agent, including, without limitation, the Placement Agent, after the issuance of the initial press release as described in Section 4.4.  Notwithstanding the foregoing, in the case of a Purchaser that is a multi-managed investment vehicle whereby separate portfolio managers manage separate portions of such Purchaser’s assets and the portfolio managers have no direct knowledge of the investment decisions made by the portfolio managers managing other portions of such Purchaser’s assets, the covenant set forth above shall only apply with respect to the portion of assets managed by the portfolio manager that made the investment decision to purchase the Securities covered by this Agreement.

4.14          Exercise Procedures.  The form of Notice of Exercise included in the Warrants set forth the totality of the procedures required of the Purchasers in order to exercise the Warrants.  No additional legal opinion, other information or instructions shall be required of the Purchasers to exercise their Warrants.  Without limiting the preceding sentences, no ink-original Notice of Exercise shall be required, nor shall any medallion guarantee (or other type of guarantee or notarization) of any Notice of Exercise form be required in order to exercise the Warrants.  The Company shall honor exercises of the Warrants and shall deliver Warrant Shares in accordance with the terms, conditions and time periods set forth in the Transaction Documents.

4.15          Lock-Up Agreements. The Company shall not amend, modify, waive or terminate any provision of any of the Lock-Up Agreements except to extend the term of the lock-up period and shall enforce the provisions of each Lock-Up Agreement in accordance with its terms. If any party to a Lock-Up Agreement breaches any provision of a Lock-Up Agreement, the Company shall promptly use its reasonable best efforts to seek specific performance of the terms of such Lock-Up Agreement.

ARTICLE V.
MISCELLANEOUS

5.1          Termination.  This Agreement may be terminated by any Purchaser, as to such Purchaser’s obligations hereunder only and without any effect whatsoever on the obligations between the Company and the other Purchasers, by written notice to the other parties, if the Closing has not been consummated on or before the fifth (5th) Trading Day following the date hereof; provided, however, that no such termination will affect the right of any party to sue for any breach by any other party (or parties).

5.2          Fees and Expenses.  Except as expressly set forth in the Transaction Documents to the contrary, each party shall pay the fees and expenses of its advisers, counsel, accountants and other experts, if any, and all other expenses incurred by such party incident to the negotiation, preparation, execution, delivery and performance of this Agreement.  The Company shall pay all Transfer Agent fees (including, without limitation, any fees required for same-day processing of any instruction letter delivered by the Company and any exercise notice delivered by a Purchaser), stamp taxes and other taxes and duties levied in connection with the delivery of any Securities to the Purchasers.

5.3          Entire Agreement.  The Transaction Documents, together with the exhibits and schedules thereto, the Prospectus and the Prospectus Supplement, contain the entire understanding of the parties with respect to the subject matter hereof and thereof and supersede all prior agreements and understandings, oral or written, with respect to such matters, which the parties acknowledge have been merged into such documents, exhibits and schedules.

5.4          Notices.  Any and all notices or other communications or deliveries required or permitted to be provided hereunder shall be in writing and shall be deemed given and effective on the earliest of: (a) the time of transmission, if such notice or communication is delivered via email attachment at the email address as set forth on the signature pages attached hereto at or prior to 5:30 p.m. (New York City time) on a Trading Day, (b) the next Trading Day after the time of transmission, if such notice or communication is delivered via email attachment at the email address as set forth on the signature pages attached hereto on a day that is not a Trading Day or later than 5:30 p.m. (New York City time) on any Trading Day, (c) the second (2nd) Trading Day following the date of mailing, if sent by U.S. nationally recognized overnight courier service or (d) upon actual receipt by the party to whom such notice is required to be given.  The address for such notices and communications shall be as set forth on the signature pages attached hereto.

5.5          Amendments; Waivers.  No provision of this Agreement may be waived, modified, supplemented or amended except in a written instrument signed, in the case of an amendment, by the Company and Purchasers which purchased at least 50.1% in interest of the Shares based on the initial Subscription Amounts hereunder (or, prior to the Closing, the Company and each Purchaser) or, in the case of a waiver, by the party against whom enforcement of any such waived provision is sought, provided that if any amendment, modification or waiver disproportionately and adversely impacts a Purchaser (or multiple Purchasers), the consent of such disproportionately impacted Purchaser (or at least 50.1% in interest of such multiple Purchasers) shall also be required.  No waiver of any default with respect to any provision, condition or requirement of this Agreement shall be deemed to be a continuing waiver in the future or a waiver of any subsequent default or a waiver of any other provision, condition or requirement hereof, nor shall any delay or omission of any party to exercise any right hereunder in any manner impair the exercise of any such right. Any proposed amendment or waiver that disproportionately, materially and adversely affects the rights and obligations of any Purchaser relative to the comparable rights and obligations of the other Purchasers shall require the prior written consent of such adversely affected Purchaser. Any amendment effected in accordance with this Section 5.5 shall be binding upon each Purchaser and holder of Securities and the Company.

5.6          Headings.  The headings herein are for convenience only, do not constitute a part of this Agreement and shall not be deemed to limit or affect any of the provisions hereof.

5.7          Successors and Assigns.  This Agreement shall be binding upon and inure to the benefit of the parties and their successors and permitted assigns.  The Company may not assign this Agreement or any rights or obligations hereunder without the prior written consent of each Purchaser (other than by merger).  Any Purchaser may assign any or all of its rights under this Agreement to any Person to whom such Purchaser assigns or transfers any Securities, provided that such transferee agrees in writing to be bound, with respect to the transferred Securities, by the provisions of the Transaction Documents that apply to the “Purchasers.”

5.8          No Third-Party Beneficiaries.  The Placement Agent shall be the third party beneficiary of the representations, warranties, and covenants of the Company in this Agreement and the representations, warranties, and covenants of the Purchasers in this Agreement.  This Agreement is intended for the benefit of the parties hereto and their respective successors and permitted assigns and is not for the benefit of, nor may any provision hereof be enforced by, any other Person, except as otherwise set forth in Section 4.8 and this Section 5.8.

5.9          Governing Law.  All questions concerning the construction, validity, enforcement and interpretation of the Transaction Documents shall be governed by and construed and enforced in accordance with the internal laws of the State of New York, without regard to the principles of conflicts of law thereof.  Each party agrees that all legal Proceedings concerning the interpretations, enforcement and defense of the transactions contemplated by this Agreement and any other Transaction Documents (whether brought against a party hereto or its respective affiliates, directors, officers, shareholders, partners, members, employees or agents) shall be commenced exclusively in the state and federal courts sitting in the City of New York.  Each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in the City of New York, Borough of Manhattan for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein (including with respect to the enforcement of any of the Transaction Documents), and hereby irrevocably waives, and agrees not to assert in any Action or Proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such Action or Proceeding is improper or is an inconvenient venue for such Proceeding.  Each party hereby irrevocably waives personal service of process and consents to process being served in any such Action or Proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof.  Nothing contained herein shall be deemed to limit in any way any right to serve process in any other manner permitted by law.   The Company irrevocably appoints Cogency Global Inc. as its authorized agent upon which process may be served in any such suit or proceeding, and agree that service of process upon such agent shall be deemed in every respect effective service of process upon the Company in any such suit or proceeding. The Company further agrees to take any and all actions as may be necessary to maintain such designation and appointment of such agent in full force and effect for a period of no less than seven years from the date of this Agreement.  If any party shall commence an Action or Proceeding to enforce any provisions of the Transaction Documents, then, in addition to the obligations of the Company under Section 4.8, the prevailing party in such Action or Proceeding shall be reimbursed by the non-prevailing party for its reasonable attorneys’ fees and other costs and expenses incurred with the investigation, preparation and prosecution of such Action or Proceeding.

5.10          Survival.  The representations and warranties contained herein shall survive the Closing and the delivery of the Securities for two (2) years following the Closing Date.

5.11          Execution.  This Agreement may be executed in two or more counterparts, all of which when taken together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to each other party, it being understood that the parties need not sign the same counterpart.  In the event that any signature is delivered by e-mail delivery of a “.pdf” format data file, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such “.pdf” signature page were an original thereof.

5.12          Severability.  If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, illegal, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions set forth herein shall remain in full force and effect and shall in no way be affected, impaired or invalidated, and the parties hereto shall use their commercially reasonable efforts to find and employ an alternative means to achieve the same or substantially the same result as that contemplated by such term, provision, covenant or restriction. It is hereby stipulated and declared to be the intention of the parties that they would have executed the remaining terms, provisions, covenants and restrictions without including any of such that may be hereafter declared invalid, illegal, void or unenforceable.

5.13          Rescission and Withdrawal Right.  Notwithstanding anything to the contrary contained in (and without limiting any similar provisions of) any of the other Transaction Documents, whenever any Purchaser exercises a right, election, demand or option under a Transaction Document and the Company does not timely perform its related obligations within the periods therein provided, then such Purchaser may rescind or withdraw, in its sole discretion from time to time upon written notice to the Company, any relevant notice, demand or election in whole or in part without prejudice to its future actions and rights; provided, however, that, in the case of a rescission of an exercise of a Warrant, the applicable Purchaser shall be required to return any Ordinary Shares subject to any such rescinded exercise notice concurrently with the return to such Purchaser of the aggregate exercise price paid to the Company for such shares and the restoration of such Purchaser’s right to acquire such shares pursuant to such Purchaser’s Warrant (including, issuance of a replacement warrant certificate evidencing such restored right).

5.14          Replacement of Securities.  If any certificate or instrument evidencing any Securities is mutilated, lost, stolen or destroyed, the Company shall issue or cause to be issued in exchange and substitution for and upon cancellation thereof (in the case of mutilation), or in lieu of and substitution therefor, a new certificate or instrument, but only upon receipt of evidence reasonably satisfactory to the Company of such loss, theft or destruction.  The applicant for a new certificate or instrument under such circumstances shall also pay any reasonable third-party costs (including customary indemnity) associated with the issuance of such replacement Securities.

5.15       Remedies.  In addition to being entitled to exercise all rights provided herein or granted by law, including recovery of damages, each of the Purchasers and the Company will be entitled to specific performance under the Transaction Documents.  The parties agree that monetary damages may not be adequate compensation for any loss incurred by reason of any breach of obligations contained in the Transaction Documents and hereby agree to waive and not to assert in any Action for specific performance of any such obligation the defense that a remedy at law would be adequate.

5.16       Payment Set Aside.  To the extent that the Company makes a payment or payments to any Purchaser pursuant to any Transaction Document or a Purchaser enforces or exercises its rights thereunder, and such payment or payments or the proceeds of such enforcement or exercise or any part thereof are subsequently invalidated, declared to be fraudulent or preferential, set aside, recovered from, disgorged by or are required to be refunded, repaid or otherwise restored to the Company, a trustee, receiver or any other Person under any law (including, without limitation, any bankruptcy law, state or federal law, common law or equitable cause of action), then to the extent of any such restoration the obligation or part thereof originally intended to be satisfied shall be revived and continued in full force and effect as if such payment had not been made or such enforcement or setoff had not occurred.

5.17       Independent Nature of Purchasers’ Obligations and Rights.  The obligations of each Purchaser under any Transaction Document are several and not joint with the obligations of any other Purchaser, and no Purchaser shall be responsible in any way for the performance or non-performance of the obligations of any other Purchaser under any Transaction Document.  Nothing contained herein or in any other Transaction Document, and no action taken by any Purchaser pursuant hereto or thereto, shall be deemed to constitute the Purchasers as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Purchasers are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by the Transaction Documents.  Each Purchaser shall be entitled to independently protect and enforce its rights including, without limitation, the rights arising out of this Agreement or out of the other Transaction Documents, and it shall not be necessary for any other Purchaser to be joined as an additional party in any Proceeding for such purpose.  Each Purchaser has been represented by its own separate legal counsel in its review and negotiation of the Transaction Documents.  For reasons of administrative convenience only, each Purchaser and its respective counsel have chosen to communicate with the Company through EGS.  EGS does not represent any of the Purchasers and only represents the Placement Agent.  The Company has elected to provide all Purchasers with the same terms and Transaction Documents for the convenience of the Company and not because it was required or requested to do so by any of the Purchasers.  It is expressly understood and agreed that each provision contained in this Agreement and in each other Transaction Document is between the Company and a Purchaser, solely, and not between the Company and the Purchasers collectively and not between and among the Purchasers.

5.18        Liquidated Damages.  The Company’s obligations to pay any partial liquidated damages or other amounts owing under the Transaction Documents is a continuing obligation of the Company and shall not terminate until all unpaid partial liquidated damages and other amounts have been paid notwithstanding the fact that the instrument or security pursuant to which such partial liquidated damages or other amounts are due and payable shall have been canceled.

5.19        Saturdays, Sundays, Holidays, etc.If the last or appointed day for the taking of any action or the expiration of any right required or granted herein shall not be a Business Day, then such action may be taken or such right may be exercised on the next succeeding Business Day.

5.20        Construction. The parties agree that each of them and/or their respective counsel have reviewed and had an opportunity to revise the Transaction Documents and, therefore, the normal rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not be employed in the interpretation of the Transaction Documents or any amendments thereto. In addition, each and every reference to share prices and Ordinary Shares in any Transaction Document shall be subject to adjustment for reverse and forward share splits, share dividends, share combinations and other similar transactions of the Ordinary Shares that occur after the date of this Agreement.

5.21       WAIVER OF JURY TRIAL.  IN ANY ACTION, SUIT, OR PROCEEDING IN ANY JURISDICTION BROUGHT BY ANY PARTY AGAINST ANY OTHER PARTY, THE PARTIES EACH KNOWINGLY AND INTENTIONALLY, TO THE GREATEST EXTENT PERMITTED BY APPLICABLE LAW, HEREBY ABSOLUTELY, UNCONDITIONALLY, IRREVOCABLY AND EXPRESSLY WAIVES FOREVER TRIAL BY JURY.

(Signature Pages Follow)

IN WITNESS WHEREOF, the parties hereto have caused this Securities Purchase Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

INNOVIZ TECHNOLOGIES LTD.	Address for Notice: Innoviz Technologies Ltd. Innoviz Technologies Campus 5 Uri Ariav Street, Bldg. C Nitzba 300, Rosh HaAin, Israel
By:__________________________________________ Name: Title: With copies to (which shall not constitute notice):	Attention: Eldar Cegla E-Mail:

Latham & Watkins LLP
811 Main Street, Suite 3700
Houston, Texas 77002
Attention: Ryan J. Lynch
Email: Ryan.Lynch@lw.com

and

Naschitz, Brandes, Amir & Co., Advocates
5 Tuval Street
Tel-Aviv 6789717, Israel
Attention: Tuvia Geffen
Email: tgeffen@nblaw.com

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SIGNATURE PAGE FOR PURCHASER FOLLOWS]

[PURCHASER SIGNATURE PAGES TO INVZ SECURITIES PURCHASE AGREEMENT]

IN WITNESS WHEREOF, the undersigned have caused this Securities Purchase Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

Name of Purchaser: ________________________________________________________

Signature of Authorized Signatory of Purchaser: _________________________________

Name of Authorized Signatory: _______________________________________________

Title of Authorized Signatory: ________________________________________________

Email Address of Authorized Signatory: _________________________________________

Address for Notice to Purchaser:

Address for Delivery of Securities to Purchaser (if not same as address for notice):

Subscription Amount: $_________________

Shares: _________________

Ordinary Warrant Shares: __________________  Beneficial Ownership Blocker □ 4.99% or □ 9.99%

EIN Number: ____________________

☐  Notwithstanding anything contained in this Agreement to the contrary, by checking this box (i) the obligations of the above-signed to purchase the securities set forth in this Agreement to be purchased from the Company by the above-signed, and the obligations of the Company to sell such securities to the above-signed, shall be unconditional and all conditions to Closing shall be disregarded, (ii) the Closing shall occur on the first (1st) Trading Day following the date of this Agreement and (iii) any condition to Closing contemplated by this Agreement (but prior to being disregarded by clause (i) above) that required delivery by the Company or the above-signed of any agreement, instrument, certificate or the like or purchase price (as applicable) shall no longer be a condition and shall instead be an unconditional obligation of the Company or the above-signed (as applicable) to deliver such agreement, instrument, certificate or the like or purchase price (as applicable) to such other party on the Closing Date.

[SIGNATURE PAGES CONTINUE]